UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2015

Commission File Number: 001-35132

Box Ships Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2015, Box Ships Inc. (the "Company") held its 2015 Annual General Meeting of Shareholders (the "Meeting") in Voula, Greece pursuant to a Notice of Annual General Meeting dated October 20, 2015.

At the Meeting, each of the following proposals, which are set forth in more detail in the Notice of Annual General Meeting of Shareholders and the Company's Proxy Statement sent to shareholders on or around October 20, 2015, were approved and adopted:

(1)	The election of Mr. Achilleas Stergiou and Mr. A. Joel Walton as Class A Directors of the Company to serve until the Company's 2018 Annual General Meeting of Shareholders;

(2)	The ratification of the appointment of Deloitte Hadjipavlou Sofianos & Cambanis S.A. as the Company's independent auditors for the fiscal year ending December 31, 2015; and

The following proposal, approval of which required the affirmative vote of the holders of a majority of all outstanding shares of the Company's common stock eligible to attend and vote at the Meeting, was not approved:

(3)	The approval of an amendment to the Company's Amended and Restated Articles of Incorporation to effect a reverse stock split of the Company's issued and outstanding common stock at a ratio of not less than one-for-two and not more than one-for-ten, with the exact ratio to be set at a whole number within this range to be determined by the Company's board of directors (the "Board"), or any duly constituted committee thereof, in its discretion, and the authorization of the Board to implement the reverse stock split by filing the amendment with the Registrar of Corporations of the Marshall Islands.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-203928) declared effective by the Securities and Exchange Commission on July 24, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOX SHIPS INC.

Dated:	November 18, 2015	By:	/s/ Michael Bodouroglou
		Name:	Michael Bodouroglou
		Title:	Chief Executive Officer